FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2006

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	[X]	Form 40-F	[ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	[ ]	No	[X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g 3-2(b): 82-____________.]

Press release

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated February 20, 2007

February 20, 2007

For immediate release

QUEBECOR MEDIA INC. REPORTS 2006 RESULTS

2006 HIGHLIGHTS

➢	Quebecor Media Inc.’s revenues up $308.0 million to $3.01 billion.
➢	Operating income up $69.2 million to $802.8 million; Videotron Ltd.’s operating income increases by $99.2 million (24.0%).
➢

Quebecor Media posts net loss of $169.7 million, compared with net income of $96.5 million in 2005, due to loss on debt refinancing and impairment of goodwill in the Broadcasting segment. The refinancing operations will significantly reduce future financial expenses that would otherwise have been incurred.

➢

Videotron annual customer growth: +234,800 for cable telephone service, +154,000 for cable Internet access, +149,000 for illico Digital TV, +66,300 for all cable television services combined (i.e. analog service plus illico Digital TV).

➢	Videotron launches wireless telephone service.

➢	Nurun Inc. makes two strategic acquisitions in China and Spain.

Montréal, Québec – Quebecor Media Inc. generated total revenues of $3.01 billion in 2006, an increase of $308.0 million or 11.4%. All of Quebecor Media’s business segments, with the exception of Broadcasting, reported higher revenues. Quebecor Media’s operating income rose $69.2 million (9.4%), to $802.8 million in 2006, mainly as a result of higher operating income in the Cable segment ($99.2 million or 24.0%).

“Quebecor Media continued growing its revenues and operating income in 2006,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Inc. “The strong performance was spearheaded by the Cable segment, which posted significant increases in revenue and operating income driven by record customer growth for its digital cable television, Internet access and cable telephone services. Upheaval continued in the business environment for the Broadcasting and Newspapers segments with the growth of new media and proliferation of content distribution platforms, leading to changing consumer habits. Quebecor Media’s strategy in response to these changes has been to turn the new challenges into business opportunities by, among other things, pursuing a convergence strategy.”

Quebecor Media recorded a net loss of $169.7 million in 2006, compared with net income of $96.5 million in 2005. The unfavourable variance of $266.2 million was essentially due to the impact of the recognition of a $342.6 million loss on debt refinancing in 2006 (compared with a $60.0 million loss in 2005). The refinancing operations will significantly reduce Quebecor Media’s financial expenses in comparison with the expenses that would otherwise have been incurred. Recognition of a $148.4 million non-cash charge for goodwill impairment in the Broadcasting segment and a $31.6 million non-cash charge for impairment of broadcasting licences also contributed to the unfavourable variance. These unfavourable factors were partially offset by the impact of the $69.2 million increase in operating income and a $60.7 million decrease in financial expenses in 2006.

Fourth quarter 2006

In the fourth quarter of 2006, Quebecor Media’s revenues increased by $91.6 million (12.1%) to $847.8 million. All of Quebecor Media’s business segments reported higher revenues. Quebecor Media’s operating income rose by $26.0 million (12.2%), compared with the fourth quarter of 2005, to $239.4 million, mainly because of a $29.3 million (26.5%) increase in operating income in the Cable segment.

Quebecor Media recorded a net loss of $97.1 million in the fourth quarter of 2006, compared with net income of $58.4 million in the same period of 2005. The unfavourable variance of $155.5 million was mainly due to recognition in the fourth quarter of 2006 of non-cash charges totalling $179.2 million for impairment of goodwill and of a broadcasting licence.

Reporting of financial results of Quebecor World Inc. and Quebecor Inc. delayed

In the third quarter of 2006, Quebecor World announced that it planned to release its annual audited financial statements, Management Discussion and Analysis and press release for the 2006 fiscal year in late March 2007. Exceptionally for the 2006 fiscal year, these documents will be released later than usual to complete, for the first time, the assessment of internal control over financial reporting as required under Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and thereafter the required reports of Quebecor World’s auditor on such assessment and on the annual financial statements. Quebecor Inc. (the “Company”) therefore also plans to release its annual audited financial statements, Management Discussion and Analysis and press release for the fiscal year 2006 in late March 2007.

Conference call for investors and Webcast

Quebecor Media Inc. will hold a conference call to discuss its fourth quarter and full year 2006 results on Tuesday, February 20, 2007, at 4:00 p.m. EST. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code 23837#. A tape recording of the call will be available from February 20 through March 20, 2007, by dialling 1 877 293-8133, access code 381672#. The conference call will also be broadcast live on Quebecor’s Web site at http://www.quebecor.com/InvestorCenter/QIConferenceCall.aspx. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to important known and unknown risks, uncertainties and assumptions which could cause the Company’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for the Company’s products and pricing actions by competitors), risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, commodity risks (including fluctuations in the cost and availability of raw materials and equipment), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, government regulation risks and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause the Company’s actual results to differ from current expectations, please refer to the Company’s public filings available at www.sedar.com and www.quebecor.com including, in particular, the “Risks and Uncertainties” section of the Management Discussion and Analysis for the year ended December 31, 2005, updated information found in the Company’s quarterly Management Discussion and Analysis, and the “Risk Factors” section of the Company’s 2005 Annual Information Form.

The forward-looking statements in this press release reflect the Company’s expectations as of February 20, 2007 and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

The Company

Quebecor Inc. (TSX: QBR.A, QBR.B) is a communications company with operations in North America, Europe, Latin America and Asia. It has two operating subsidiaries, Quebecor World Inc. and Quebecor Media Inc. Quebecor World is one of the largest commercial print media services companies in the world. Quebecor Media owns operating companies in numerous media-related businesses: Videotron Ltd., the largest cable operator in Québec and a major Internet Service Provider and provider of telephone and business telecommunications services; Sun Media Corporation, Canada’s largest national chain of tabloids and community newspapers; TVA Group Inc., operator of the largest French-language general-interest television network in Québec, a number of specialty channels, and the English-language general-interest station Sun TV; Canoe Inc., operator of a network of English- and French-language Internet properties in Canada; Nurun Inc., a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia; companies engaged in book publishing and magazine publishing; and companies engaged in the production, distribution and retailing of cultural products, namely Archambault Group Inc., the largest chain of music stores in eastern Canada, TVA Films, and Le SuperClub Vidéotron ltée, a chain of video and video game rental and retail stores. Quebecor Inc. has operations in 18 countries.

Information:

Jacques Mallette	Luc Lavoie
Executive Vice President and	Executive Vice President, Corporate Affairs
Chief Financial Officer	(514) 380-1974
(514) 877-5117	(514) 947-6672 (mobile)
lavoie.luc@quebecor.com

SEGMENTED ANALYSIS AND DEFINITIONS

Cable segment

The Cable segment recorded revenues of $1.31 billion in 2006, compared with $1.08 billion in 2005. The $229.2 million (21.2%) increase was due primarily to customer growth.

The segment generated operating income of $512.5 million in 2006, a $99.2 million (24.0%) increase due mainly to the higher revenues, including increases in some rates, which were partially offset by increases in some operating costs, primarily as a result of customer growth.

Videotron grew its customer base by the following numbers during 2006:

➢	234,800 more customers for cable telephone service (163,000 in 2005, the year the service was launched);
➢	154,000 for cable Internet access, the largest annual growth in absolute terms since the service was launched in 1998 (135,400 in 2005);
➢	149,000 for illico Digital TV, the largest annual growth in absolute terms since the service was launched in 1999 (140,900 in 2005);
➢	66,300 for all cable television services combined, i.e. net increase for analog service and illico Digital TV, the largest net annual growth for cable television services since 1999 (53,500 in 2005).

Videotron’s monthly average revenue per user increased by $9.51 (18.3%) from $51.86 in 2005 to $61.37 in 2006.

In 2006, Videotron launched a wireless telephone service and rolled it out in several regions of Québec.

The Cable segment generated free cash flows from operations of $138.6 million in 2006, compared with $168.6 million in 2005, a $30.0 million decrease. The positive impact of the increase in operating income was outweighed by an unfavourable variation in the net change in non-cash balances related to operations and an $82.7 million increase in additions to property, plant and equipment, including investment in network modernization and the cable telephony project.

In the fourth quarter of 2006, the Cable segment recorded revenues of $362.9 million, an increase of $63.8 million (21.3%). The segment’s operating income increased by $29.3 million (26.5%) to $139.8 million.

Newspapers segment

In 2006, the Newspapers segment’s revenues amounted to $928.2 million, a $12.6 million (1.4%) increase. Advertising revenues grew 3.1%, including increases at the free dailies and the community newspapers. Circulation revenues decreased by 3.8%. Distribution, commercial printing and other revenues combined declined by 1.3%. At the community newspapers, revenues grew by $10.9 million (4.2%) in 2006. At the urban dailies, revenues increased by $1.7 million (0.3%). Within this group, the revenues of the free dailies in Montréal, Toronto, Vancouver and Ottawa increased by 55.0% from 2005.

Operating income decreased by $14.6 million (-6.6%) to $207.6 million in 2006. At the urban dailies, operating income declined by $9.8 million (-6.0%). The higher revenues did not entirely offset increases in operating expenses, such as newsprint and distribution costs, including advertising and promotion expenditures for the purpose of increasing the circulation of the Toronto Sun and Le Journal de Montréal. Labour costs were lower in 2006, mainly because of savings generated by the labour dispute at Le Journal de Montréal. The combined operating losses of the free dailies decreased by 25.9%. At the community newspapers, operating income increased by $4.7 million (6.5%), mainly because of the higher revenues, which were partially offset by increases in operating expenses, including labour and distribution costs.

The Newspapers segment generated free cash flows from operations of $29.0 million in 2006, compared with $107.9 million in 2005, a $78.9 million decrease caused primarily by a $42.3 million increase in additions to property, plant and equipment due to progress payments made to acquire six new presses to print some of Quebecor Media’s newspapers. Lower operating income, expenditures made in connection with restructuring programs, and the unfavourable impact of the net change in non-cash balances related to operations were also factors in the decrease in free cash flows from operations.

In the fourth quarter of 2006, the Newspapers segment’s revenues increased by $3.9 million (1.6%) to $246.7 million and operating income decreased $5.8 million (-8.4%) to $63.5 million.

In November 2006, Sun Media Corporation launched two new free dailies in the Ottawa area, 24 Hourstm in English and 24 Heuresmc in French.

Construction of the printing plant in Saint-Janvier-de-Mirabel, Québec, is proceeding on schedule. The first press was commissioned on September 15, 2006 and is being used to print some Québec community newspapers. As of December 31, 2006, construction of the building and the mailroom was almost complete. On October 15, 2006, printing of The Ottawa Sun was also transferred in its entirety to the Saint-Janvier-de-Mirabel facility.

Broadcasting segment

The Broadcasting segment recorded revenues of $393.3 million in 2006, an $8.1 million (-2.0%) decrease. Revenues from broadcasting operations grew by $2.5 million (0.8%), mainly because of higher subscription revenues at the specialty channels (Mystère, ARGENT, Prise 2, LCN, mentv and Mystery), revenues from broadcast rights and exclusive rights, revenues from commercial production, and advertising revenues at Sun TV. These increases were partially offset by a decrease in the advertising revenues of the TVA Network. Distribution revenues declined by $7.4 million in 2006, primarily as a result of decreased revenues from theatrical and video releases of films. Publishing revenues increased by $1.0 million (1.3%) in 2006.

The Broadcasting segment generated operating income of $42.1 million in 2006, a $10.9 million (-20.6%) decrease. Operating income from broadcasting operations declined by $8.9 million (-16.0%). The increased revenues and the impact of cost-control measures at Sun TV, as well as improved profitability at the specialty channels, did not entirely offset the impact of lower revenues and higher operating expenses at the TVA Network, including content-related costs. Operating income from distribution operations decreased by $2.0 million, mainly because of weaker results from theatrical and video releases than in 2005. Operating income from publishing operations increased by $1.1 million compared with 2005, mainly as a result of reductions in some operating costs, including printing and promotion.

In the fourth quarter of 2006, the revenues of the Broadcasting segment amounted to $119.9 million, a slight $0.3 million (0.3%) increase. Operating income increased by $2.1 million (12.5%) to $18.9 million, primarily as a result of more favourable results from publishing operations.

Leisure and Entertainment segment

The revenues of the Leisure and Entertainment segment increased by $60.4 million (23.6%) to $315.8 million in 2006, due mainly to the impact of the acquisition of Sogides ltée in December 2005, as well as a 3.1% increase in the revenues of Archambault Group Inc.

The Leisure and Entertainment segment’s operating income decreased by $7.7 million (-28.5%) to $19.3 million in 2006 because of weaker operating results, on a comparable basis, in the Books division, resulting primarily from the impact of the lower revenues at the publishing houses, including the academic segment, as well as a decrease in the operating income generated by Archambault Group, caused mainly by distribution and production operations.

In the fourth quarter of 2006, the revenues of the Leisure and Entertainment segment increased by $17.4 million (19.8%) to $105.1 million. Operating income totalled $10.0 million, a $1.6 million (-13.8%) decrease.

Interactive Technologies and Communications segment

The Interactive Technologies and Communications segment’s revenues rose by $8.8 million (13.5%) to $73.9 million in 2006, reflecting the impact of the acquisition of Shanghai-based China Interactive Limited in January 2006 and of Madrid-based Crazy Labs Web Solutions, S.L. in July 2006, the recruitment of new customers and increased sales to existing customers.

The segment’s operating income increased by $3.6 million (92.3%) to $7.5 million in 2006. The impact of customer growth, higher operating margins and the recognition in the fourth quarter of 2006 of federal research and development tax credits from previous years outweighed the unfavourable effect of exchange rate fluctuations and increases in some operating costs.

In the fourth quarter of 2006, the Interactive Technologies and Communications segment’s revenues increased by $3.8 million (23.5%) to $20.0 million and its operating income quadrupled to $3.3 million, compared with $0.8 million in the same period of 2005, an increase of $2.5 million.

Internet/Portals segment

Canoe Inc. recorded total revenues of $64.9 million in 2006, a $14.9 million (29.8%) increase. The revenues of the Progisia Informatique consulting division increased by 57.2% in 2006, mainly because of improved market positioning, as well as work done for subsidiaries of Quebecor Media. All revenue streams of the special-interest portals grew in 2006, resulting in an overall increase of 24.8%. Revenues at the general-interest portals increased by 11.2%, primarily as a result of higher advertising revenues.

Operating income rose by $2.8 million (26.7%) to $13.3 million in 2006, mainly as a result of the revenue growth, which was partially offset by increases in some operating costs, including labour costs and advertising and promotion costs.

In the fourth quarter of 2006, the Internet/Portals segment’s revenues increased by $3.7 million (25.7%) to $18.1 million and its operating income decreased by $1.2 million (-31.6%) to $2.6 million.

Impairment of goodwill and of broadcasting licences

During the fourth quarter of 2006, Quebecor Media completed its annual impairment test for goodwill and for its broadcasting licences. Based on the results, the Company determined that the carrying amount of the Broadcasting segment’s goodwill and broadcasting licences was impaired. The advertising revenue base of general-interest broadcasters is under pressure due to fragmentation of the television audience. Quebecor Media therefore reviewed its business plan and recorded a total non-cash impairment charge in the amount of $180.0 million in 2006: $148.4 million, without any tax consequences, for goodwill ($144.1 million net of non-controlling interest) and $31.6 million for the broadcasting licences ($12.5 million net of income tax and non-controlling interest).

Financing

In 2006, Quebecor Media refinanced the totality of its Notes. The Senior Notes and Senior Discount Notes that were refinanced were repurchased in three stages, the first block on July 19, 2005, the second on January 17, 2006, and the third on July 15, 2006. Sun Media Corporation also repurchased part of its term loan “B” on December 29, 2006. In respect of these repurchases, Quebecor Media recognized a total loss on settlement of debt of $342.6 million in 2006 ($219.0 million net of income tax), compared with a $60.0 million loss on settlement of debt in 2005 ($41.0 million net of income tax). This loss includes the amount by which the total $1.4 billion consideration paid exceeded the book value of the notes and the related cross-currency swap agreements, and the write-down of deferred financial expenses. The refinancing operations will significantly reduce Quebecor Media’s financial expenses in comparison with the expenses that would otherwise have been incurred.

Definitions

Operating income

In its analysis of operating results, the Company defines operating income or loss, as reconciled to net (loss) income under Canadian GAAP, as net (loss) income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, gain on re-measurement of exchangeable debentures, loss on debt refinancing, (gain) loss on sales of businesses and other assets, impairment of goodwill and intangible assets, income taxes, dividends on Preferred Shares of a subsidiary, net of income tax, non-controlling interest and the results of discontinued operations. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. Management believes that operating income is a meaningful measure of performance.

The Company considers the media and printing segments as a whole and uses operating income in order to assess the performance of its investment in Quebecor World and Quebecor Media. Management and our Board of Directors use this measure in evaluating the Company’s consolidated results as well as results of the Company’s operating segments. As such, this measure eliminates the significant level of non-cash depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of the Company and of its segments. Operating income is also relevant because it is a significant component of the Company’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in the Company’s segments. Other financial measures that take into account these costs, such as free cash flows from operations, are also used by the Company. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company’s definition of operating income may not be the same as similarly titled measures reported by other companies.

Free cash flows from operations

The Company uses free cash flows from operations as a measure of liquidity. Free cash flows from operations represent funds available for business acquisitions, the payment of dividends on equity shares and the repayment of long-term debt. Free cash flows from operations is not a measure of liquidity that are consistent with Canadian GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Free cash flows from operations is considered to be an important indicator of the Company’s liquidity and is used by its management and Board of Directors to evaluate cash flows generated by the Company’s segments’ operations. The Company’s definition of free cash flows from operations may not be identical to similarly titled measures reported by other companies.

Average monthly revenue per user

Average monthly revenue per user, or ARPU, is an industry metric that the Company uses to measure its average cable, Internet and telephony revenues per month per basic cable customer. ARPU is not a measurement that is consistent with Canadian GAAP, and the Company’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Company calculates ARPU by dividing its combined cable television, Internet access and telephony revenues by the average number of its basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

(s) Claudine Tremblay

_______________________________________________

By:	Claudine Tremblay
Senior Director, Corporate Secretariat

Date:    February 20, 2007